November 18, 2008

Division of Corporation Finance
Securities and Exchange Commission
100 F Street NW
Washington, D.C. 20549
Attention:	Michael Clampitt
Mail Stop 4561

Re:	Cascade Bancorp
Definitive Proxy filed November 19, 2008
File No. 000-23322

Dear Mr. Clampitt:

     Pursuant to oral comment we have included the pro forma financial information starting on page 7, including tables and related footnotes. In addition, we included back the sections related to the incorporation by reference located on pages 7 and 8.

     Any additional comments or questions may be addressed to Gregory D. Newton (541)-617-3526.

Sincerely,

/s/ Gregory D. Newton
Gregory D. Newton
Executive Vice President – Chief Financial Officer